Exhibit 99.1

Dear Shareholders:

We are proud to report that 2023 was an outstanding year for Cellebrite, marked by strategic progress and achievements across multiple fronts. It has been rewarding to see how our customers around the world rely on our solutions to help them deliver justice faster, smarter and more defensibly to help close the public safety gap and create a safer world.

Financial Performance: Cellebrite delivered excellent results in 2023, exceeding the ambitious targets outlined at the start of the year.

●	ARR (annual recurring revenue) grew 27% to $315.7 million thanks to ongoing success in expanding wallet share within our expansive, global installed customer base.

●	Total revenue increased 20% to $325.1 million in 2024 due to subscription revenue growth of 30%.

●	Adjusted EBITDA of $61.9 million, or 19% on a margin basis, more than doubled from the prior year due primarily to our top-line growth, meaningful gross margin improvement and a focus on prudently managing our cost structure.

●	Surpassed “Rule of 45” status in 2023 with ARR growth of 27% and adjusted EBITDA margins of 19%.

●	Cellebrite’s cash position, which is composed of cash, deposits and short-term and long-term investments, grew 62% from 2022 levels to approximately $332 million.

*See Appendix A to this shareholder letter (“Shareholder Letter”) for the definition of Annual Recurring Revenue, and a reconciliation of adjusted EBITDA to GAAP net income.

Strategic Priorities & Progress: To maximize our impact with current and prospective customers, we focused on advancing four strategic priorities in 2023: 1) Extend our clear leadership in digital forensics software; 2) Accelerate growth within investigative units; 3) Expand our business in the private sector; and 4) Harness the power of the cloud. We made important progress with each of these priorities in the past year and will use these priorities as the foundation to guide our focus and investments in 2024 as we extend our Case-to-Closure (C2C) platform and fulfill our brand promise of “Justice Accelerated.”

Innovation: In early 2024, Cellebrite took a major step forward in its ability to address the needs of its 7,000+ customers with the introduction of our expanded, end-to-end C2C platform. Our C2C platform enables our customers to close more cases faster through three powerful, complementary and increasingly integrated flagship solutions: Inseyets, our digital forensics software; Guardian, our SaaS-based offering for case and evidence management; and Pathfinder, our AI-driven investigative analytics. Our C2C platform enables customers to transform their investigative workflows and make digital evidence more accessible, intelligent, actionable and defensible.

Several other important innovation highlights in 2023 and thus far into 2024 include:

●	Inseyets: In early 2024, we launched Inseyets, a game-changing next-generation version of our market-leading digital forensics software. Inseyets enables customers of all sizes to lawfully access more devices, extract more data, reveal more important information and complete an examination much faster than with legacy solutions.

●	Artificial Intelligence (AI): AI has been an integral part of Cellebrite’s innovation DNA since 2016 and it is embedded within each flagship solution. We have continued to enhance our AI capabilities, complementing our machine learning models with new, generative AI technology. We believe that responsible innovation in AI will further supercharge the way our customers expedite their investigations, enabling step-function increases in investigative speed, efficiency and productivity.

●	Cloud: In recent years, customer acceptance and appetite for cloud-based offerings has grown, and we continue to invest and evolve accordingly. We remain committed to the cloud as a delivery option for all key elements of the C2C platform. This commitment includes our drive to FedRamp authorization in 2025. Our cloud-based revenue grew strongly in 2023 and we expect this trend to continue into 2024 and beyond.

Strong Tailwinds: Sustained demand for Cellebrite’s solutions reflects positively on both our compelling value proposition and global demand drivers that continue to accelerate. Global population increases, unacceptably high crime rates, increasingly sophisticated criminals and their associated use of modern digital technologies, and persistent budgetary pressures associated with increased headcount compound the day-to-day, operational challenges facing our customers. The Cellebrite C2C platform is rapidly becoming the standard for successfully navigating these forces.

Expanding Market Opportunity: Cellebrite has established itself as a leader and innovator in the growing, vibrant, global $16 billion market for digital investigative solutions. We are mobilizing to capitalize on the massive opportunity we see to elevate and expand our customer relationships around the globe and drive durable, profitable growth in the process. For example, in July 2024, we took important steps to broaden our relationship with the U.S. federal government by forming Cellebrite Federal Solutions as a separate, dedicated business unit and acquiring CyTech, a small professional services business which brings immediate expertise, experience, and authorized participation in key federal programs. We are also advancing a major technology initiative to ensure that our cloud-based offerings will address stringent U.S. federal security and technical requirements. As a result, Cellebrite is substantially better positioned to increase its impact and participation in critical federal law enforcement and intelligence initiatives over the longer term.

Team: Since joining Cellebrite as Executive Chairman in August 2023, I have worked closely with Yossi Carmil, the Company’s CEO and co-founder, and the broader leadership team to move our business forward. During the past year, we added several highly experienced and talented executives in key areas to help drive growth, further scale our organization and support customers. This includes, among others, a new chief revenue officer, a new chief marketing officer, and, most recently, a new chief information officer. This team continues to deliver customer-centric innovation, expand our customer relationships, build our brand and thoughtfully manage all aspects of our operations.

Building Shareholder Value: In addition to strong financial performance and thoughtful strategic initiatives, we also took important steps to upgrade our investor communications, providing increased transparency into our business. This focus included the addition of quarterly guidance and hosting our first Investor Day. At the time of this filing, Cellebrite is one of the few companies that went public via SPAC since 2019 that has delivered positive shareholder returns. We are energized by the opportunity to build on this progress and deliver increased shareholder value for the many years to come.

Corporate Governance Developments: There have been some notable changes to Cellebrite’s Board of Directors. In August 2024, we appointed Troy Richardson, an accomplished technology executive, to our Board. In March 2024, Haim Shani, a long-standing Cellebrite director who served as non-executive chairman from August 2021 until August 2023, retired from service on the Cellebrite Board. In addition, Brandon Van Burren, a seasoned private equity and growth equity investor, was elected to Cellebrite’s Board last year, replacing William Heldfond as a True Wind Capital designee. Our Board continues to assess opportunities to enhance our corporate governance and executive compensation practices, while continuing to support the Cellebrite leadership team. We also remain vigilant in our commitment to all aspects of ethics, integrity, and privacy to ensure our solutions are squarely focused on our mission of accelerating justice.

Your Vote Matters: As outlined in greater detail within the Proxy Statement, there are four proposals that will be voted upon at the 2024 Annual General Meeting of Shareholders. We strongly believe in the merits of each proposal. Regardless of how many shares you own or whether you plan to attend the Annual General Meeting, we urge all shareholders to vote. We appreciate your cooperation and ongoing support.

Summary: While we accomplished a lot in 2023, we believe the best is yet to come for Cellebrite. Justice is a global, relentless, and often illusive pursuit. Our Company is uniquely positioned to help law enforcement, intelligence agencies, defense departments and corporations navigate bad actors and rise to the challenge. We are proud to partner arm-in-arm with the true heroes of justice agencies in that pursuit. It is the professional privilege of a lifetime to lead this team, shepherd this mission, and ultimately help make the world safer for our children, schools, communities, cities and democratized nations around the globe. Your support of our pursuit is equally invaluable and truly appreciated.

Sincerely,

/s/ Thomas E. Hogan
Thomas E. Hogan
Executive Chairman

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

Dear Shareholder,

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Cellebrite DI Ltd. (the “Company”), to be held at 16:00, Israel time, on Tuesday, September 17, 2024, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

1.	To approve the election of Thomas Hogan and the re-election of each of Adam Clammer and Yossi Carmil as Class III Directors of the board of directors of the Company (the “Board”), to hold office until the close of the annual meeting of the Company in 2027, and until their respective successors are duly elected and qualified;

2.	To approve the re-election of each of Nadine Baudot-Trajtenberg and Dafna Gruber as an external director of the Board for a period of three years commencing as of November 29, 2024;

3.	To approve the Non-Executive Directors’ Compensation Package and External Directors’ Compensation Package; and

4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety. We know of no other business to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 through 4.

Proposals No. 2 and 3 are further subject to the fulfillment of one of the following additional voting requirements for approval, as required under the Israeli Companies Law 5759-1999 (the “Companies Law”): (i) the majority of the ordinary shares, par value of NIS 0.00001 per share (the “Shares”) that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the Company. For the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least five percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, relating to the appointment or removal of a director, to the Company’s offices, c/o Ayala Berler Shapira, Adv., General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 20, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting no later than August 27, 2024, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Only shareholders of record at the close of business on August 12, 2024, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your Shares in person at the Meeting.

Joint holders of Shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any Share who votes such Share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such Share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote Shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

A proxy statement describing the matter to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be mailed on or about August 16, 2024, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available on the Company’s website under the “Investors” section, https://investors.cellebrite.com, and on the SEC’s website at www.sec.gov, or at the Company’s headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, upon prior notice and during regular working hours (telephone number: +972-502851113) until the date of the Meeting. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. ET on September 16, 2024, or to our offices no later than 8:00 a.m. (Israel time) on September 17, 2024. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares.

The Company’s Board of Directors recommends a vote “FOR” the matters set forth in the notice.

Regardless of whether you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing you at the Meeting.

By Order of the Board of Directors

Thomas E. Hogan,
Chairman of the Board of Directors

Petah Tikva, Israel

August 13, 2024

Cellebrite DI Ltd.

94 Shlomo

Shmelzer Road

Petah Tikva

4970602, Israel

+972-(73) 394-8000

PROXY STATEMENT

This Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are being furnished to the holders of ordinary shares, par value of NIS 0.00001 per share (the “Shares”), of Cellebrite DI Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the Board of Directors of the Company (the “Board”) for use at the Annual General Meeting of shareholders (the “Meeting”) to be held at 16:00, Israel time, on September 17, 2024, at the Company’s offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.	To approve the election of Thomas Hogan and the re-election of each of Adam Clammer and Yossi Carmil as Class III Directors of the Board, to hold office until the close of the annual meeting of the Company in 2027, and until their respective successors are duly elected and qualified;

2.	To approve the re-election of each of Nadine Baudot-Trajtenberg and Dafna Gruber as an external director of the Board for a period of three years commencing as of November 29, 2024;

3.	To approve the Non-Executive Directors’ Compensation Package and External Directors’ Compensation Package; and

4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the audit committee of the Board (the “Audit Committee”), to determine the auditor’s remuneration.

Record Date

Only shareholders of record at the close of business on August 12, 2024, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

Pursuant to our amended and restated articles of association (“Amended Articles”), the quorum required for general meetings (including the Meeting) of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Amended Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. “Broker non-votes” will not count as present and entitled, including for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients typically have authority to vote only on “routine” proposals when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the Shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The proposal on the agenda for the Meeting, other than proposal 4, would likely not qualify as routine, including under the Israeli Companies Law, 5759-1999 (the “Companies Law”). If you hold your Shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your Shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy at the Meeting (excluding abstentions and broker non-votes) is necessary for the approval of Proposals No. 1 through 4.

The approval of Proposals No. 2 and 3 are also subject to the fulfillment of one of the following additional voting requirements under the Companies Law: (i) the majority of the Shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company. For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company; or (ii) the right to appoint directors of a company or its chief executive officer.

For the purpose of Proposals No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

A shareholder must inform the Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, or by contacting the Company as detailed below) whether such shareholder is (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 2 and 3, absent any such indication to the contrary, it will be presumed that the shareholder is not a controlling shareholder nor possesses a “personal interest” under the Companies Law with respect to Proposals 2 and 3. If you are (i) a controlling shareholder or (ii) possesses a “personal interest” under the Companies Law (i.e., a conflict of interest) concerning the approval of Proposals 2 and 3 (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 2 and 3), please notify Ms. Ayala Berler Shapira, General Counsel and Chief Compliance Officer, at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, telephone: +972-73-3949484, or by email (Ayala.Berler@cellebrite.com). If your shares are held in “street name” by your broker, bank or other nominee and you are a controlling shareholder or possess personal interest (as described above), you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Voting Procedures

You may vote in any of the manners below:

●	By Internet- If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone- If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail- If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, if you hold your Shares in “street name” you are not a shareholder of record, and so you must first obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC., you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our headquarters at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope no later than 11:59 p.m. EDT on September 16, 2024.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least five percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, relating to the appointment or removal of a director, to the Company’s offices, c/o Ms. Ayala Berler Shapira, General Counsel and Chief Compliance Officer., at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, no later than August 20, 2024. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than August 27, 2024, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel. The final voting results are based on the information provided to the Company by Broadridge Financial Solutions (“Broadridge”) or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

Management and the Board are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about August 16, 2024 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on September 16, 2024, or to our offices at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, to the attention of Ms. Ayala Berler Shapira, General Counsel and Chief Compliance Officer of the Company no later than 8:00 a.m. (Israel time) on September 17, 2024. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Statement, Notice of Annual General Meeting of Shareholders, and the related proxy card are available within the “Investors” section of Company’s website, https://investors.cellebrite.com. The contents of that website are not a part of this Proxy Statement.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding Cellebrite, or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “will,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Proxy Statement may include, for example, statements about Cellebrite’s strategic and business plans, relationships or outlook, the impact of trends on and interest in its business, intellectual property or product, and its future results. The statements we make regarding the following matters are forward-looking by their nature.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, performance or achievements expressed or implied by the forward-looking statements. These important factors include, among others:

●	risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential within our markets and to successfully launch new solutions and add-ons that meet or exceed customer needs;

●	risks associated with our material dependence on the acceptance of our solutions by domestic and international law enforcement and government agencies;

●	risks associated with real or perceived errors, failures, defects or bugs in our DI solutions;

●	risks associated with our failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel;

●	risks due to intense competition in all of our markets, including risks associated with pricing pressures from and loss of market share to competitors with greater resources than we have and increasing competition as a result of consolidation in the industry;

●	risks associated with the misuse of our solutions which may be perceived incompatible with human rights;

●	risks associated with the perception that our solutions are low-quality;

●	risks relating to our ability to properly manage our growth as a business, and execute new offerings, developments and strategic opportunities, including joint ventures, partnerships and acquisitions;

●	risks related to our dependence on our customers to renew their subscriptions and purchase additional subscriptions or services from us;

●	risks related to conducting a low volume of our business via e-commerce;

●	risks associated with the use of artificial intelligence in our C2C Platform;

●	risks that financing sources may be unavailable to us on reasonable terms or at all;

●	risks associated with our reliance on third-party suppliers for certain components, products, or services, including risks related to the availability of raw materials or components;

●	challenges associated with large transactions, including with respect to longer sales cycles, as well as with developing, offering, implementing, and maintaining new solutions;

●	risks associated with our ability to retain, recruit, and train qualified personnel, particularly research and development and sales and marketing personnel in regions in which we operate, including in new markets and growth areas we may enter;

●	risk of security vulnerabilities or defects, including cyber-attacks, information technology system breaches, failures or disruptions;

●	risks associated with political and reputational factors related to our business or operations, such as negative publicity, including with respect to the nature of our solutions;

●	risks that our customers may delay or terminate contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business;

●	risks related to the difficulty in discerning revenue declines from our operating results due to the way in which we recognize revenue;

●	risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and potential audits, investigations, civil and criminal penalties and administrative sanctions;

●	risks associated with the weakening of general economic conditions, including on our private sector customers;

●	risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open-source-software components we may use;

●	risks associated with the mishandling or perceived mishandling of sensitive or confidential information, including personally identifiable information;

●	risks relating to the regulatory constraints to which we are subject, including Israeli encryption laws, trade and export controls from the governments of Israel and other countries where we operate;

●	risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, AI and data privacy and protection;

●	risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company;

●	risks associated with market volatility in the price of our shares based on our performance or factors and risks associated with general economic and market conditions;

●	risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

●	risks associated with potential joint ventures, partnerships and strategic initiatives, including the diversion of management’s attention as a result of such initiatives;

●	risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, rising global inflation, and exposure to regions subject to political or economic instability, including the State of Israel;

●	uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, or outbreaks of disease, as well as the resulting impact on information technology spending and government budgets, on our business;

●	Risks relating to Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict

●	risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; and

●	risks relating to the adequacy of our existing systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs.

Some of these factors are discussed in more detail in our Annual Report on Form 20-F for the year ended December 31, 2023, as filed with the SEC on March 21, 2024 and amended on April 12 2024 (the “Annual Report”) under “Part I, Item 3. Key Information—D. Risk Factors,” “Part I, Item 4. Information on the Company” and “Part I, Item 5. Operating and Financial Review and Prospects.”

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. All forward-looking statements in this Proxy Statement speak as of the date of those statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Proxy Statement, to conform these statements to actual results or to changes in our expectations.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2023 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available within the “Investor” section of our website at https://investors.cellebrite.com/.

CORPORATE GOVERNANCE

Overview

Cellebrite is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

Board Structure and Management

Under the Companies Law and the Amended Articles, our business and affairs are managed under the direction of our Board. Our Board may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Pursuant to the Amended Articles, other than external directors, for whom special election requirements apply under the Companies Law, the number of directors on our Board consists of no less than three and no more than eleven directors (including the external directors), as may be fixed from time to time by the Board, divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors, aside from our external directors, and subject to the specific director appointment rights contained in the Amended Articles, according to which (i) two directors shall be nominated by TWC Tech Holdings II, LLC and (ii) two directors shall be nominated by SUNCORPORATION; all to be reasonably acceptable to the Company, are generally appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders (other than the external directors, and subject to the specific director appointment rights as detailed above), or upon the occurrence of certain events, in accordance with the Companies Law and our Amended Articles of Association.

Our Board currently consists of ten directors, including two external directors. Each of our current eight non-executive directors is independent under Nasdaq corporate governance rules that require a majority of our directors to be independent. Our external directors under the Companies Law are Dafna Gruber and Nadine Baudot-Trajtenberg. Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Troy K. Richardson, Elly Keinan and Yonatan Domnitz, and their terms will expire at our annual meeting of shareholders to be held in 2025;

●	the Class II directors are Brandon Van Buren and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Yossi Carmil, Adam Clammer and Thomas Hogan, and their terms will expire at this Meeting.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. Both Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg serve as external directors of the Company as of following the consummation of our business combination agreement with TWC, for an initial tenure of three years (i.e., until November 29, 2024). At the Meeting, the shareholders will be asked to re-elect each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg to serve as an external director of the Board for an additional tenure of three years, starting as of November 29, 2024.

Under the Companies Law, the initial term of an external director is three years. Thereafter, an external director may be re-nominated, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including Nasdaq, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-nomination for such additional period(s) is beneficial to the company, and provided that the external director is re-nominated subject to the same shareholder vote requirements (as described above regarding the re-nomination of external directors). Prior to the approval of the re-nomination of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a Special General Meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their nomination or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.

If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our Board to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) meets the independence requirements of Nasdaq rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to “Item 6. – C. Board Practices – External Directors” in our Annual Report.

For the biographies of our director nominees, see Proposals No. 1 and 2.

Biographic Information Regarding Additional Directors

Yonatan Domnitz is a Director of Cellebrite, a position which he has held since April 2020. Mr. Domnitz was appointed as a Director of Sun Corporation, the parent company of Cellebrite, in April 2020 and as a director of Bascoft Ltd. in July 2020. He currently serves as a Managing Director and Strategic Analyst at Oasis Management (Hong Kong), a wholly-owned investment sub-advisory affiliate of Oasis Management Company Ltd., having joined the firm as an analyst in August 2012. Prior to his role with Oasis, Mr. Domnitz served as a Forensic Accountant at C. Lewis & Company LLP from January 2010 to August 2012 and RGL Forensics from August 2006 to December 2009. Mr. Domnitz has a BA (Hons) in History from University College London, successfully completed the Legal Practice Course at the College of Law having also attained a Graduate Diploma in Law. Mr. Domnitz qualified as Charted Accountant in 2009 and is an Associate member of the Institute of Chartered Accountants in England and Wales.

Cellebrite Board Committees: Nominating and Governance Committee.

Experience & Qualifications: Mr. Domnitz brings a strong background in investment management, finance and the capital markets. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board of Directors.

Elly Keinan is a Director of Cellebrite, a position which he has held since September 2020. Mr. Keinan currently serves as Group President of Kyndryl starting in March 2021. Prior to that, Mr. Keinan served a variety of executive roles at IBM, including President and Chairman of IBM Japan and General Manager of North America, serving in these various roles from July 1987 to June 2020. Mr. Keinan holds his BS in Computer Science and Electrical Engineering from Rensselaer Polytechnic Institute and his MBA from University of Miami Herbert Business School.

Cellebrite Board Committees: Compensation Committee.

Experience & Qualifications: Mr. Keinan brings more than three decades of extensive leadership experience at global technology companies.

Ryusuke Utsumi is a Director of Cellebrite, a position which he has held since April 2020. Mr. Utsumi is currently president of SUNCORPORATION after joining SUNCORPORATION in June 2012. Prior to that, Mr. Utsumi served as a General Manager at Chubu Aerospace Industrial Technology Center from June 2009 to June 2012. Prior to that, Mr. Utsumi served as the Incubation Manager at Aichi Venture House from March 2008 to June 2009.

Cellebrite Board Committees: None.

Experience & Qualifications: As the president of SUNCORPORATION, Cellebrite’s largest shareholder, Mr. Utsumi brings extensive leadership experience with unique insight into the Asia-Pacific marketplace. He is one of two designees representing SUNCORPORATION on Cellebrite’s Board of Directors.

Brandon Van Buren is a Director of Cellebrite, a position he has held since May 2023. Mr. Van Buren is a seasoned private equity and growth equity investor. He was a Partner at Light Street, a global investment firm focused on disruptive growth technology businesses, where he led the private efforts for the Beacon Funds, from 2021 to 2022, and a Partner at True Wind Capital, a private equity firm focused on the technology industry, where he sat on the firm’s investment committee, from 2017 to 2021. Prior to joining True Wind, Mr. Van Buren was a Principal at Google Capital and began his technology investing career at KKR. Mr. Van Buren previously served as a director of Open Lending (Nasdaq: LPRO) from 2020 to 2021 and Zix Corporation (Nasdaq: ZIXI) from 2019 to 2022. Mr. Van Buren holds an MBA from Harvard Business School, where he was a Baker Scholar, and a B.S. in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo.

Cellebrite Board Committees: Audit Committee and Nominating and Governance Committee.

Experience & Qualifications: Mr. Van Buren brings extensive investing experience spanning both high-growth private and public companies. He is one of two designees representing True Wind Capital Management on Cellebrite’s Board of Directors.

Troy K Richardson was appointed as a Director of Cellebrite in August 2024. Mr. Richardson served as the president of the Digital Thread group at PTC Inc. (NASDAQ: PTC) from 2021 until 2022 after having served as executive vice president and chief operating officer from 2020 to 2021. From 2015 until 2020, he held several senior management roles at DXC Technology Company (formerly Computer Sciences Corporation prior to its merger with HP Enterprise in 2017) including global head of sales and general manager of enterprise and cloud applications. Prior to this, Mr. Richardson held executive leadership roles at Oracle Corporation and SAP. His management experience also includes leadership positions at Hewlett-Packard Company, Xiocom Wireless, Inc., Novell, Inc., NCR Corporation and International Business Machines Corporation. Mr. Richardson has served as a director of Unisys Corporation (NYSE: UIS) since 2021. He also served as a director of Carestream Dental LLC from January 2021 until June 2024. Mr. Richardson holds a bachelor’s degree in business administration from Eastern Illinois University and an MBA from Northwestern University’s J.L. Kellogg School of Management.

Cellebrite Board Committees: None

Experience & Qualifications: Mr. Richardson brings extensive global operating, sales and commercial marketing experience from leading technology companies that achieved market leadership, produced strong financial performance, delivered consistent innovation and supported expansive, growing customer bases.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee of the Board (the “Nominating and Governance Committee”) believes that certain qualifications, skills and experience should be represented on the Board, as described below, although not every member of the Board must possess all such qualifications, skills and experience to be considered capable of making valuable contributions to the Board.

Public Company Leadership

Our business is growing, global in scope, technologically complex and our market is evolving rapidly. Our leadership is composed of individuals who have helped lead public companies, had operating or functional leadership responsibilities at public companies, and have proven leadership experience in developing and advancing a vision and making executive-level decisions.

Public Company Board Experience We look for directors who have proven public company board experience, and who have demonstrated a steady hand in understanding and representing shareholder interests.

Finance, Capital Management & Capital Markets

Our business and financial model is complex and global in scope. Individuals with financial expertise are able to identify the issues associated with our business and take an analytical approach to capital allocation decisions. Additionally, individuals with proven capital markets experience are able to help determine and support strategies to fund future growth, optimize balance sheet efficiency, enhance our cost of capital and help evolve our ownership structure.

Global Operating Experience

We are a global company, with 53% of our annual recurring revenue coming from the Americas, 36% from EMEA and 11% from the Asia-Pacific region. Global experience enhances understanding of the complexities and issues associated with running a global business and the challenges we face.

Global Public Sector Sales and Marketing

More than 90% of our annual recurring revenue is associated with serving the public sector with national, regional and local law enforcement, intelligence, military and other agencies. We benefit from directors who have deep experience with businesses that support the needs of public sector agencies, especially those agencies focused on public safety.

Software/Software-as-a-Service (SaaS)

We develop, market and sell digital investigative software solutions and the largest portion of our employee base is composed of research and development professionals, most notably mobile researchers, software engineers and developers. Directors that can help steer the Company with issues of agile software development, competitive hiring of mobile researchers and software engineers, scaling the technical infrastructure for delivering SaaS solutions, and alternate business models drawn from the software industry help keep us competitive.

Diversity We believe directors with diverse backgrounds, including gender diversity, provide valuable perspectives that enhance our competitiveness.

Our Nominating and Governance Committee evaluates our Board members’ skills for alignment with our strategic goals. The following matrix summarizes our directors’ skills that are critical to our success:

BOARD MEMBERS	Public Co. Leadership Experience	Public Co. Board Experience	Finance, Capital Mgmt. & Capital Markets	Global Operating Experience	Global Public Sector Sales & Marketing	Software / SaaS	Diversity
Nadine Baudot-Trajtenberg		✓	✓				✓
Yossi Carmil	✓	✓		✓	✓	✓
Adam Clammer		✓	✓
Yonatan Domnitz		✓	✓
Dafna Gruber	✓	✓	✓	✓		✓	✓
Thomas Hogan	✓	✓	✓	✓	✓	✓
Elly Keinan	✓	✓		✓	✓	✓
Troy Richardson	✓	✓		✓	✓	✓	✓
Ryusuke Utsumi	✓	✓	✓
Brandon Van Buren		✓	✓

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals, attract, reward and retain executive leadership and key talent, and protect the interests of our shareholders, including:

What we do
☑	Base a significant portion of our executive management compensation opportunity on financial and share price performance	☑	Emphasize pay-for-performance - meaning the earning of annual bonuses are subject to the attainment of objective performance measurements.
☑	Set annual incentive targets to our chief executive officer based on objective performance measures	☑	Regularly review the executive compensation and peer group data
☑	Maintain a majority independent Board	☑	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
☑	Maintain entirely independent Board committees	☑	Cap cash bonus payments and annual equity based compensation

Board Leadership and Lead Independent Director

Pursuant to our Corporate Governance Guidelines, if the CEO serves as the Chairperson of the Board or if the Chairperson of the Board is not independent, the non-management members of the Board must designate by plurality vote an independent director to act as the lead independent director (“Lead Director”). In August 2023, we appointed Thomas E. Hogan as Executive Chairman of the Board. Even though the roles of CEO and Chairman of the Board are not currently combined, Mr. Hogan is employed by the Company and, as such, he does not qualify as “independent.” Accordingly, the Company is required to maintain the Lead Independent Director role. Adam Clammer currently serves as our Lead Independent Director.

The authorities and responsibilities of the lead independent director include, but are not limited to, the following:

●	presiding as Chairman of meetings of the Board at which the Chairman is not present, including executive sessions of the independent members of the Board;

●	serving as liaison between the Chairman and the independent members of the Board;

●	approving meeting agendas for the Board;

●	approving information sent to the Board;

●	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;

●	if so determined by the Board at such time, providing leadership and serving as temporary chairperson in the event of the inability of the chairperson to fulfill his/her role due to crisis or other event or circumstance which would make leadership by existing management inappropriate or ineffective, in which case the Lead Independent Director shall have the authority to convene meetings of the full Board;

●	having the authority to call meetings of the independent members of the Board; and

●	if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
● Selection and oversight of our independent auditor
Audit	● Oversight of financial reporting and internal controls
● Our overall risk assessment and strategy for managing enterprise risk
Compensation	● Determine the compensation of our CEO and executives
● Incentive and equity plan compensation
Nominating & Governance	● Corporate governance, including identifying nominees for directors

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of Cellebrite’s leadership team as well as our internal and external audit functions. The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Meetings

During 2023 the Board of Directors met seven times and acted by written consent two times, the Audit Committee met 16 times, the Compensation Committee met 4 times and acted by written consent three times, and the Nominating and Governance Committee acted by written consent two times. Each of the incumbent directors (including all the director nominees listed in Proposal No. 1) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

PROPOSAL NO. 1

ELECTION AND RE-ELECTION OF CLASS III DIRECTORS

Background

Our shareholders are being asked to elect Thomas Hogan and re-elect each of Adam Clammer and Yossi Carmil, each as a Class III director of the Board, to hold office until the close of the annual meeting of the Company in 2027, and until their respective successors are duly elected and qualified.

Our directors who are not external directors are divided among the three classes as follows:

●	the Class I directors are Troy K. Richardson, Elly Keinan and Yonatan Domnitz, and their terms will expire at our annual meeting of shareholders to be held in 2025;

●	the Class II directors are Brandon Van Buren and Ryusuke Utsumi, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

●	the Class III directors are Yossi Carmil, Adam Clammer and Thomas Hogan, and their terms will expire at this Meeting.

Election and Re-Election of Class III Directors

Our Chief Executive Officer, Mr. Yossi Carmil, was re-nominated by the Board, following the recommendation of the Nominating and Governance Committee, to serve as a Class III director of the Company until the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

According to the information provided to the Company, and in accordance with our Amended Articles, our Class III Director, Mr. Adam Clammer, was re-appointed by TWC Tech Holdings II, LLC, a shareholder of the Company, to serve as a Class III director of the Company until the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

Our Class III Director and Executive Chairman of the Board, Mr. Thomas Hogan, was re-nominated by the Board, following the recommendation of the Nominating and Governance Committee, to serve as a Class III director of the Company until the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Amended Articles or the Companies Law.

Director Nominees’ Qualifications and Independence

Each of Yossi Carmil, Adam Clammer and Thomas Hogan, whose professional background is provided below, has advised us that he is willing, able and ready to serve as a director if elected or re-electd. In accordance with the Companies Law, each of Yossi Carmil, Adam Clammer and Thomas Hogan has certified to us that he meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of our Company.

Mr. Adam Clammer is also a chairman of our Nominating and Governance Committee, qualifies as an independent director under the Nasdaq corporate governance rules and is our Lead Independent Director.

The Nominating and Governance Committee recommended that each of Yossi Carmil, Adam Clammer and Thomas Hogan be elected or re-elected at the Meeting as a Class III director for a term to expire at the 2027 annual general meeting of our shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our amended Articles or the Companies Law. Our Board approved this recommendation.

For more information concerning the nominee, please see the next section entitled “Biographic Information Regarding the Director Nominee.”.

Biographic Information Regarding the Director Nominees

Yossi Carmil is our Chief Executive Officer, a position which he has held since 2005, after joining Cellebrite in 2004. From September 2004 to June 2005, Mr. Carmil was Vice President of Sales at Cellebrite. In June 2019, Mr. Carmil joined our Board. Prior to joining Cellebrite, Mr. Carmil served as the Director of Sales at ITS Telecom from 2001 to 2004. Prior to that, he was Vice President, Commercial at Siemens from 1998 to 2001. Mr. Carmil has previously served as a director of Communitake Limited, Cellomat Limited and the German-Israeli Chamber of Commerce. Mr. Carmil currently serves as a director of the American-Israeli Chamber of Commerce. Mr. Carmil holds a Bachelor’s degree in Economics and Business Administration as well as an MBA from the Ludwig-Maximilians University in Munich, Germany.

Cellebrite Board Committees: None.

Experience & Qualifications: As a co-founder and our Chief Executive Officer, Mr. Carmil provides a critical contribution to the Board with his detailed knowledge of the Company, our employees, our client base, our prospects, the strategic marketplace and our competitors.

Adam H. Clammer is a Director of Cellebrite, a position which he has held since 2021. Mr. Clammer is a Founding Partner of True Wind Capital Management, L.P., a private equity fund manager focused on the technology industry. Prior to founding True Wind Capital Management in 2015, Mr. Clammer was with KKR, a leading global investment firm. During his time with KKR, Mr. Clammer co-founded and led the Global Technology Group from 2004 to 2013. Mr. Clammer has served on the boards of several public companies over the past 20 years. He has served as the Chairman of the Board of LeadVenture since 2017, a director of VitalEdge Technologies (f/k/a e-Emphasys) since 2022 and as a director of Open Lending since 2020. Prior to joining KKR in 1995, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar.

Lead Independent Director.

Cellebrite Board Committees: Nominating and Governance Committee (Chairperson).

Experience & Qualifications: Mr. Clammer brings extensive experience in acquiring, investing in, and advising growth-oriented technology companies. He is one of two designees representing True Wind Capital Management on our Board.

Thomas E. Hogan is a Director of Cellebrite and the Executive Chairman of the Board, a position which he has held since 2023. Mr. Hogan served as an Operating Managing Director for Vista Equity Partners from January 2021 to February 2023. During his Vista tenure, Mr. Hogan served on the boards of privately held software companies, Pluralsight, Infoblox, Drift and Gainsight. Prior to joining Vista in January 2021, Tom was the Chairman and CEO of Kony, Inc. from 2014 to its acquisition in the fall of 2019 by Swiss-based Temenos. Mr. Hogan also served on the board of Citrix from 2018 to 2022 when it was acquired by Vista Equity Partners. Prior to Kony, he was the executive vice president of Sales and Marketing for HP’s $57B Enterprise Business in 2010 after serving as the head of HP’s Software business from 2006 - 2009. Prior to that he held senior executive positions with Siebel Systems and IBM and a five year stint as the CEO and board member of Vignette (VIGN). Mr. Hogan has served on the board of directors of OneMeta Inc. (OTCQB: ONEI) since December 2023. Mr. Hogan holds a master’s degree from Northwestern’s Kellogg School of Management with distinction and a BS in biomedical engineering from the University of Illinois.

Cellebrite Board Committees: None.

Experience & Qualifications: Mr. Hogan brings extensive experience in leading high-growth public and private software and technology companies with deep expertise spanning global sales and marketing, mergers and acquisitions, talent recruitment and retention and raising capital.

Proposed Resolutions

“RESOLVED, to re-elect Yossi Carmil as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until his successor is duly elected and qualified.”

“RESOLVED, to re-elect Adam Clammer as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until his successor is duly elected and qualified.”

“RESOLVED, to elect Thomas Hogan as a Class III director, to hold office until the close of the Company’s annual general meeting of shareholders in 2027, and until his successor is duly elected and qualified.”

Required Vote

See “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the election and re-election of the foregoing director nominees pursuant to Proposal No. 1.

PROPOSAL NO. 2

RE-ELECTION OF EXTERNAL DIRECTORS

Background

Our shareholders are being asked to re-elect each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg, each as an external director.

Each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg has certified to the Company that she complies with all requirements under the Companies Law for serving as an external director. Such certification will be available for inspection at the Meeting. The Board has also determined that each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg (i) is an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K, (ii) has appropriate experience or background which results in her financial sophistication in accordance with the additional audit committee requirements of Nasdaq Rule 5605(c)(2)(A), (iii) meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law, and (iv) has ” expertise” pursuant to the rules of the Companies Law.

Each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg, as an external director, will be entitled to an annual retainer of $60,000, similar to their current fee that is being paid in accordance with Regulation 5(e) the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, or, if approved by the shareholders in this Meeting (under proposal No. 3), the compensation terms set forth in the External Director’s Compensation Package (as defined below). In addition, each of Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg shall be entitled to the same insurance, indemnification, and exculpation arrangements, as currently in effect for the Company’s officers and directors; all of which is in accordance with the Amended Articles, the compensation policy of the Company (the “Compensation Policy”) and, if adopted in this Meeting, the External Directors’ Compensation Package.

Biographic Information Regarding the Director Nominees

The biographical information for Ms. Dafna Gruber and Ms. Nadine Baudot-Trajtenberg, whose re-nomination as external directors will be subject to approval at the Meeting, appears below:

Dafna Gruber serves as an External Director, under Israeli Companies Law, of Cellebrite, a position which she has held since 2021. Ms. Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Systems Ltd., a public company traded on Nasdaq and TASE. responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an External Director at ICL Group Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University, Israel.

Cellebrite Board Committees: Audit Committee (Chairperson) and Compensation Committee.

Experience & Qualifications: Ms. Gruber brings extensive finance and operational experience with executive leadership positions at growing global public safety and technology companies.

Nadine Baudot-Trajtenberg is a Director of Cellebrite, a position which she has held since the consummation of the Merger. Ms Baudot-Trajtenberg has served as our external director under the Companies Law, since November 2021. Dr. Baudot-Trajtenberg teaches at the Arison school of Business at Reichman University in Herzliya, Israel, having previously served as Associate Dean at both the school of Economics and the Arison school of Business where she headed the Masters of Business Administration and Global Masters of Business Administration programs. She is currently a Director at Bank esh Israel, a newly licensed retail bank in Israel as well as a member of the board of the Hebrew University in Jerusalem. Prior to that, she served as Deputy Governor of the Bank of Israel from 2014 to 2019. Dr. Baudot-Trajtenberg has served on several boards, including the holding company of Menora Mivtachim, one of Israel’s largest financial groups, Gazit Globe, a leading global real estate company, Bank Leumi Luxembourg, Bank Leumi Switzerland. Dr. Baudot-Trajtenberg holds a BSc. In Economics from the University of Montreal, an M.A. in Philosophy, Politics and Economics from the University of Oxford, and a Ph.D in Economics from Harvard University.

Cellebrite Board Committees: Audit Committee and Compensation Committee (Chairperson).

Experience & Qualifications: Ms. Baudot-Trajtenberg brings extensive finance experience and broad economic expertise spanning both academic and corporate settings.

Proposed Resolutions

“RESOLVED, that Dafna Gruber be re-elected as an external director of the Company, to serve for a three-year term, commencing as of November 29, 2024, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Amended Articles or the Companies Law.”

“RESOLVED, that Nadine Baudot-Trajtenberg be re-elected as an external director of the Company, to serve for a three-year term, commencing as of November 29, 2024, and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Amended Articles or the Companies Law.”

Required Vote

See “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the re-election of the foregoing external director nominees pursuant to Proposal No. 2.

PROPOSAL NO. 3

APPROVAL OF NON-EXECUTIVE DIRECTORS’ COMPENSATION PACKAGE AND EXTERNAL DIRECTORS’ COMPENSATION PACKAGE

Background

At the Meeting, the shareholders will be asked to approve the cash and equity compensation described below to be paid to our non-executive and external directors, as well as to any additional non-executive or external director appointed to the Board in the future (the “Non-Executive Director’s Compensation Package” and the “External Director’s Compensation Package,” respectively). Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On July 4, 2024, our Compensation Committee recommended, and on July 22, 2024 our Board found that the following proposed Non-Executive Directors’ Compensation Package and External Directors’ Compensation Package both comply with the terms of the Compensation Policy, and approved these compensation terms, subject to approval by a general meeting of our shareholders.

We propose to pay to each non-executive director (i.e., other than the Chief Executive Officer and Executive Chairman of the Board): (i) an annual grant of RSUs having a Fair Market Value (as defined in the Company’s 2021 Share Incentive Plan) equal to $175,000 upon his/her election, re-election or appointment (which shall be the initial date of grant) and thereafter after each anniversary of such grant and subject to continued service, with each such grant to vest upon passage of 12 months of the date of grant and in accordance with the Company’s 2021 Share Incentive Plan, and (ii) annual cash renumeration of $60,000. Eligible Israeli grantees shall be granted with 102 Capital Gains Track Awards (as such term is defined in the 2021 Share Incentive Plan); and all subject to and in accordance with the Compensation Policy; and to approve an amendment to the engagement terms of the Company with each of our Non-Executive Directors (if approved, such change will be effective immediately).

We propose to pay to each external director: (i) an annual grant of RSUs having a Fair Market Value (as defined in the Company’s 2021 Share Incentive Plan) equal to $175,000 upon his/her election, and thereafter after each anniversary of such grant and subject to continued service, with each such grant to vest upon passage of 12 months of the date of grant and in accordance with the Company’s 2021 Share Incentive Plan, and (ii) an annual cash renumeration of $75,000; in each case, under the terms and conditions of the proposed External Directors’ Compensation Package (which reflects an increase of 25% over the cash compensation of “other directors” as such term is defined in the Companies Law, as a result of both Ms. Gruber and Ms. Baudot-Trajtenberg being expert directors (under the Companies Law)). Eligible Israeli grantees shall be granted with 102 Capital Gains Track Awards (as such term is defined in the 2021 Share Incentive Plan); and to amend the engagement terms of the Company with each of Ms. Gruber and Ms. Baudot-Trajtenberg, as set forth in the proposed External Directors’ Compensation Package. The External Director’s Compensation Package complies with the “Maximum Amount” set forth in section 5(e) of the exemptions regulations for an Israeli company that registers its securities for trading outside of Israel.

Our Compensation Committee and Board noted in their approval of the proposed Compensation Packages that such Compensation Packages are intended to compensate the directors for their services and their contributions to the development of the Company. The Compensation Committee and Board further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies, as evidenced by a benchmark conducted at the Compensation Committee’s request. Our Compensation Committee and Board believe that by approving the proposed amendments to the compensation terms of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our Board. In light of all of the above, the Compensation Committee and Board stated that they believe that the proposed Non-Executive Directors’ Compensation Package and External Directors’ Compensation Package are in the best interests of the Company. In the event this proposal is not approved by our shareholders, the current compensation arrangements for our directors will continue in effect.

The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders and target overall dilution levels below 10%. As of August 1st, 2024, the Company’s overall level of dilution from equity compensation to employees and management, was approximately 9.5%.

In July 2024, our Board reduced the aggregate number of shares reserved for issuance under the 2021 Share Incentive Plan and 2021 Employee Share Purchase Plan to 4,500,000, demonstrating Company’s commitment to responsible equity compensation practices and alignment with shareholder interests. By proactively and continuously evaluating and managing our equity pool, we seek to ensure that potential dilution remains within acceptable limits for our shareholders. This decision reflects our ongoing dedication to maintaining strong corporate governance standards, being responsive to investor concerns, and building shareholder value by using our equity incentive programs to attract and retain top talent while limiting the dilutive effects of these programs.

Cellebrite Equity Dilution as of August 1, 2024

	# of Shares	% of Issued Capital

Ordinary shares outstanding	208,081,808

Outstanding Price Adjustment Shares	15,000,000
Outstanding Warrants	29,666,667
Granted but unexercised options/unvested restricted share units under the 2021 Share Incentive Plan and 2021 Employee Share Purchase (together, “Existing Plans”)	21,889,466	7.8%
Total shares available for grant under the Existing Plans	4,500,000	1.6%
	71,056,133

Fully-diluted shares outstanding	279,137,941	9.5%

We will continue to monitor our equity use in future years to ensure that it is within competitive market norms.

Proposed Resolutions

“RESOLVED, to approve the updated compensation to which each non-executive member of the Board is entitled, such that each of the non-executive members of the Board (i.e., other than the CEO and executive chairman of the Board) shall be entitled to receive compensation as set forth in the Non-Executive Directors’ Compensation Package.”

“RESOLVED, to approve that the compensation to which each external director shall be entitled to receive, shall be as set forth in the External Directors’ Compensation Package.”

Required Vote

As Mr. Utsumi and Mr. Domnitz, who are affiliated with our controlling shareholder, SUNCORPORATION, are also entitled to the compensation under the Non-Executive Directors’ Compensation Package, we seek approval from a disinterested majority of the shareholders, as detailed under “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the approval of the Non-Executive Directors’ Compensation Package and External Directors’ Compensation Package pursuant to Proposal No. 3.

PROPOSAL NO. 4

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Background

Under the Companies Law and our Amended Articles, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our Amended Articles, our Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by our Audit Committee of the independent auditor’s appointment and remuneration is required under the listing rules of the Nasdaq.

Appointment of Kost Forer Gabbay & Kasierer

Following the recommendation by our Audit Committee and Board, the Company seeks to re-appoint Kost Forer Gabbay & Kassirer, a member of Ernst & Young Global, as the Company’s independent auditor (the “Auditor”), for the fiscal year ending on December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditor’s remuneration.

Fees Paid to the Auditors

The Auditor served as our independent registered public accounting firm for the fiscal years ended December 31, 2022 and December 31, 2023. Following are the fees for professional services in each of the respective fiscal years:

	2023	2022
Audit fees(1)	$505	$455
Tax fees(2)	$170	$164
Audit related	$115	$135
Total	$790	$754

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our annual audit consolidated financial statements, certain procedures regarding our quarterly financial results submitted on Form 6-K, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings, including in connection with review of registration statements and consents.

(2)	“Tax fees” include fees for professional services rendered during the years ended December 31, 2023 and 2022 by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Proposed Resolution

It is proposed that at the annual general meeting the following resolution shall be adopted:

“RESOLVED, to approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditor for the fiscal year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the Audit Committee, to determine the Auditor’s remuneration.”

Required Vote

See “Required Vote” Above.

Board Recommendation

The Board recommends a vote FOR the approval of the re-appointment of our Auditor and authorization of our Board, upon the recommendation of the Audit Committee, to determine the Auditor’s renumeration pursuant to Proposal No. 4.

OTHER BUSINESS

The Board is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that your vote is received by the Company no later than 8:00 a.m. (Israel time) on September 17, 2024.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investors section of the Company’s website at https://investors.cellebrite.com. Shareholders may download a copy of these documents without charge at https://investors.cellebrite.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Thomas E. Hogan,
Chairman of the Board of Directors

August 13, 2024

Appendix A to the Shareholder Letter

Key Performance Indicator and

Reconciliation of GAAP to Non-GAAP Reconciliation

Key Performance Indicator: Annual Recurring Revenue

The Shareholder Letter preceding the Proxy Statement includes references to certain key performance indicators, including annual recurring revenue.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Information

The Shareholder Letter preceding the Proxy Statement also includes references to adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. Cellebrite believes that the use of non-GAAP measures, such as adjusted EBITDA and adjusted EBITDA margin, is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Non-GAAP financial measures are important tools for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is an expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of the non-GAAP financial measure to its most comparable GAAP measure is set forth in the following table:

	For the year ended
	December 31,
	2023	2022
	Unaudited	Unaudited
Net (loss) income	$(81,100)	$120,805
Financial expense (income), net	108,800	(119,716)
Tax expense (income)	5,537	(45)
Issuance expenses	(345)	—
Share-based compensation	18,998	13,708
Amortization of intangible assets	3,347	2,826
Acquisition-related costs	45	1,960
Depreciation expenses	6,664	6,368
Adjusted EBITDA	$61,946	$25,906
Adjusted EBITDA margin	19.1%	9.6%